Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2022 and 2021 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2022 and 2021, the related consolidated statements of comprehensive income for the three months ended September 30, 2022 and 2021 and for the nine months ended September 30, 2022 and 2021, of changes in equity, and cash flows for the nine months then ended, and related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2022 and 2021, its consolidated financial performance for the three months ended September 30, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the nine months ended September 30, 2022 and 2021 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Yih-Shin Kao and Mei Yen Chiang.

/s/ Yih-Shin Kao	/s/ Mei Yen Chiang

Deloitte & Touche

Taipei, Taiwan

Republic of China

November 4, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2022 (Reviewed)		December 31, 2021 (Audited)		September 30, 2021 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$32,898,094	7	$39,778,624	8	$23,577,346	4
Financial assets at fair value through profit or loss (Note 7)	4,203	—	2,566	—	2,401	—
Hedging financial assets (Note 20)	12,752	—	—	—	—	—
Contract assets (Note 29)	5,702,487	1	5,554,070	1	5,340,164	1
Trade notes and accounts receivable, net (Notes 9 and 29)	22,278,929	4	23,947,107	5	21,381,611	4
Receivables from related parties (Note 37)	107,116	—	41,528	—	66,361	—
Inventories (Note 10)	12,336,979	2	11,327,409	2	13,080,419	3
Prepayments (Note 11)	5,110,205	1	2,330,097	—	5,077,953	1
Other current monetary assets (Notes 12 and 34)	4,361,591	1	5,060,878	1	5,241,261	1
Other current assets (Notes 18, 19 and 38)	4,007,887	1	2,978,780	1	3,093,606	1

Total current assets	86,820,243	17	91,021,059	18	76,861,122	15

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,050,714	—	908,775	—	1,231,096	—
Financial assets at fair value through other comprehensive income (Notes 8 and 34)	3,484,018	1	3,615,888	1	3,334,970	1
Investments accounted for using equity method (Notes 14 and 34)	7,200,176	1	7,332,774	2	7,236,929	2
Contract assets (Note 29)	2,966,660	1	2,607,744	—	2,375,636	—
Property, plant and equipment (Notes 15, 34, 37 and 38)	286,300,996	57	289,100,461	56	284,620,855	58
Right-of-use assets (Notes 16 and 37)	11,234,158	2	11,050,936	2	10,491,845	2
Investment properties (Note 17)	9,707,458	2	9,662,638	2	9,589,763	2
Intangible assets (Notes 18 and 37)	80,794,433	16	83,945,083	16	85,490,442	17
Deferred income tax assets (Note 3)	2,615,752	1	2,785,006	1	3,015,458	1
Incremental costs of obtaining contracts (Note 29)	967,012	—	987,656	—	971,665	—
Net defined benefit assets (Note 3)	3,901,443	1	3,391,077	1	3,929,023	1
Prepayments (Note 11)	1,922,374	—	1,798,463	—	1,891,625	—
Other noncurrent assets (Notes 19, 38 and 39)	4,624,803	1	4,862,800	1	4,841,387	1

Total noncurrent assets	416,769,997	83	422,049,301	82	419,020,694	85

TOTAL	$503,590,240	100	$513,070,360	100	$495,881,816	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 21)	$592,000	—	$65,000	—	$66,000	—
Financial liabilities at fair value through profit or loss (Note 7)	—	—	6,180	—	—	—
Hedging financial liabilities (Note 20)	—	—	8,286	—	9,330	—
Contract liabilities (Note 29)	13,611,671	3	12,234,276	2	13,905,112	3
Trade notes and accounts payable (Note 24)	13,160,237	3	18,063,288	4	13,695,667	3
Payables to related parties (Note 37)	476,286	—	391,358	—	485,332	—
Current tax liabilities (Note 3)	3,207,876	1	4,593,458	1	2,794,089	1
Lease liabilities (Notes 16, 34 and 37)	3,216,442	1	3,210,564	1	3,243,039	1
Other payables (Notes 25 and 34)	20,895,752	3	24,436,708	5	23,670,300	4
Provisions (Note 26)	225,903	—	284,813	—	257,945	—
Other current liabilities	1,000,044	—	998,367	—	920,909	—

Total current liabilities	56,386,211	11	64,292,298	13	59,047,723	12

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 38)	1,600,000	—	1,600,000	—	1,600,000	—
Bonds payable (Note 23)	30,476,032	6	26,976,675	6	26,975,582	5
Contract liabilities (Note 29)	7,124,477	1	6,840,056	1	6,819,317	2
Deferred income tax liabilities (Note 3)	2,248,402	1	2,189,411	—	2,188,487	—
Provisions (Note 26)	157,220	—	141,865	—	132,775	—
Lease liabilities (Notes 16, 34 and 37)	7,345,934	2	7,061,689	2	5,948,847	1
Customers’ deposits (Note 37)	5,075,856	1	5,336,343	1	4,826,659	1
Net defined benefit liabilities (Note 3)	2,268,121	1	2,287,663	—	3,434,689	1
Other noncurrent liabilities	6,834,180	1	5,081,910	1	3,081,834	1

Total noncurrent liabilities	63,130,222	13	57,515,612	11	55,008,190	11

Total liabilities	119,516,433	24	121,807,910	24	114,055,913	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	16

Additional paid-in capital	171,295,803	34	171,279,625	33	171,279,116	34

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	16
Special reserve	3,083,569	1	2,675,419	1	2,675,419	1
Unappropriated earnings	42,561,752	9	50,639,022	10	41,723,981	8

Total retained earnings	123,219,786	25	130,888,906	26	121,973,865	25

Others	(181,654)	—	(408,150)	—	(483,416)	—

Total equity attributable to stockholders of the parent	371,908,400	74	379,334,846	74	370,344,030	75

NONCONTROLLING INTERESTS (Notes 13 and 28)	12,165,407	2	11,927,604	2	11,481,873	2

Total equity	384,073,807	76	391,262,450	76	381,825,903	77

TOTAL	$503,590,240	100	$513,070,360	100	$495,881,816	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended September 30				Nine Months Ended September 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 29, 37 and 43)	$53,507,811	100	$50,885,502	100	$157,238,260	100	$150,587,632	100

OPERATING COSTS (Notes 10, 27, 29, 30, 37 and 43)	33,174,844	62	32,045,819	63	97,211,557	62	94,996,966	63

GROSS PROFIT	20,332,967	38	18,839,683	37	60,026,703	38	55,590,666	37

OPERATING EXPENSES (Notes 9, 27, 30, 37 and 43)
Marketing	5,605,147	10	5,133,627	10	16,641,971	10	15,063,012	10
General and administrative	1,540,159	3	1,223,057	2	4,630,572	3	3,805,637	2
Research and development	982,736	2	935,528	2	2,785,315	2	2,703,773	2
Expected credit loss	21,517	—	100,706	—	95,102	—	187,601	—

Total operating expenses	8,149,559	15	7,392,918	14	24,152,960	15	21,760,023	14

OTHER INCOME AND EXPENSES (Note 30)	(1,571)	—	(4,904)	—	(6,013)	—	(2,114)	—

INCOME FROM OPERATIONS	12,181,837	23	11,441,861	23	35,867,730	23	33,828,529	23

NON-OPERATING INCOME AND EXPENSES
Interest income	58,013	—	27,717	—	146,294	—	74,071	—
Other income (Notes 30 and 37)	68,626	—	210,946	—	322,537	—	301,795	—
Other gains and losses (Notes 30, 36 and 37)	(118,066)	—	411,087	1	(163,661)	—	669,930	—
Interest expenses (Notes 16, 30 and 37)	(69,312)	—	(56,089)	—	(190,264)	—	(161,831)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	85,157	—	65,996	—	400,910	—	174,314	—

Total non-operating income and expenses	24,418	—	659,657	1	515,816	—	1,058,279	—

INCOME BEFORE INCOME TAX	12,206,255	23	12,101,518	24	36,383,546	23	34,886,808	23

INCOME TAX EXPENSE (Notes 3 and 31)	2,430,125	5	2,368,741	5	7,180,947	4	6,762,940	4

NET INCOME	9,776,130	18	9,732,777	19	29,202,599	19	28,123,868	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 28 and 36)	(4,192)	—	(240,364)	—	(127,988)	—	(1,250,774)	(1)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended September 30				Nine Months Ended September 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	$20,052	—	$4,683	—	$21,038	—	$(11,082)	—
Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	2,382	—	—	—	3,906	—	758	—

	18,242	—	(235,681)	—	(103,044)	—	(1,261,098)	(1)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	187,978	—	(15,890)	—	339,824	—	(63,445)	—
Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	2,948	—	(2)	—	4,535	—	(1,145)	—

	190,926	—	(15,892)	—	344,359	—	(64,590)	—

Total other comprehensive income (loss), net of income tax	209,168	—	(251,573)	—	241,315	—	(1,325,688)	(1)

TOTAL COMPREHENSIVE INCOME	$9,985,298	18	$9,481,204	19	$29,443,914	19	$26,798,180	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,359,249	17	$9,366,784	18	$28,075,670	18	$27,119,256	18
Noncontrolling interests	416,881	1	365,993	1	1,126,929	1	1,004,612	1

	$9,776,130	18	$9,732,777	19	$29,202,599	19	$28,123,868	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,554,578	17	$9,119,447	18	$28,303,690	18	$25,798,842	17
Noncontrolling interests	430,720	1	361,757	1	1,140,224	1	999,338	1

	$9,985,298	18	$9,481,204	19	$29,443,914	19	$26,798,180	18

EARNINGS PER SHARE (Note 32)
Basic	$1.21		$1.21		$3.62		$3.50

Diluted	$1.21		$1.21		$3.62		$3.49

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)									Noncontrolling Interests (Notes 13 and 28)	Total Equity
						Others			Total
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Gain or Loss on Hedging Instruments

			Retained Earnings
		Additional			Unappropriated
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Earnings
BALANCE, JANUARY 1, 2021	$77,574,465	$171,261,379	$77,574,465	$2,675,419	$47,918,166	$(314,531)	$1,239,901	$1,752	$377,931,016	$11,327,441	$389,258,457
Appropriation of 2020 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(33,403,565)	—	—	—	(33,403,565)	—	(33,403,565)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(896,335)	(896,335)
Unclaimed dividend	—	1,969	—	—	—	—	—	—	1,969	—	1,969
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	200	—	—	—	—	—	—	200	—	200
Net income for the nine months ended September 30, 2021	—	—	—	—	27,119,256	—	—	—	27,119,256	1,004,612	28,123,868
Other comprehensive income (loss) for the nine months ended September 30, 2021	—	—	—	—	758	(65,786)	(1,244,304)	(11,082)	(1,320,414)	(5,274)	(1,325,688)

Total comprehensive income (loss) for the nine months ended September 30, 2021	—	—	—	—	27,120,014	(65,786)	(1,244,304)	(11,082)	25,798,842	999,338	26,798,180

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	89,366	—	(89,366)	—	—	—	—
Share-based payment transactions of subsidiaries	—	15,568	—	—	—	—	—	—	15,568	51,429	66,997

BALANCE, SEPTEMBER 30, 2021	$77,574,465	$171,279,116	$77,574,465	$2,675,419	$41,723,981	$(380,317)	$(93,769)	$(9,330)	$370,344,030	$11,481,873	$381,825,903

BALANCE, JANUARY 1, 2022	$77,574,465	$171,279,625	$77,574,465	$2,675,419	$50,639,022	$(392,276)	$(7,588)	$(8,286)	$379,334,846	$11,927,604	$391,262,450
Appropriation of 2021 earnings
Special reserve	—	—	—	408,150	(408,150)	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,746,314)	—	—	—	(35,746,314)	—	(35,746,314)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(1,053,240)	(1,053,240)
Unclaimed dividend	—	1,632	—	—	—	—	—	—	1,632	—	1,632
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	—	—	(1,159)	(51)	(1,210)
Net income for the nine months ended September 30, 2022	—	—	—	—	28,075,670	—	—	—	28,075,670	1,126,929	29,202,599
Other comprehensive income (loss) for the nine months ended September 30, 2022	—	—	—	—	1,524	314,773	(109,315)	21,038	228,020	13,295	241,315

Total comprehensive income (loss) for the nine months ended September 30, 2022	—	—	—	—	28,077,194	314,773	(109,315)	21,038	28,303,690	1,140,224	29,443,914

Share-based payment transactions of subsidiaries	—	15,705	—	—	—	—	—	—	15,705	59,370	75,075
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	91,500	91,500

BALANCE, SEPTEMBER 30, 2022	$77,574,465	$171,295,803	$77,574,465	$3,083,569	$42,561,752	$(77,503)	$(116,903)	$12,752	$371,908,400	$12,165,407	$384,073,807

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$36,383,546	$34,886,808
Adjustments for:
Depreciation	24,583,053	23,748,237
Amortization	4,961,978	4,924,105
Amortization of incremental costs of obtaining contracts	628,476	602,028
Expected credit loss	95,102	187,601
Interest expense	190,264	161,831
Interest income	(146,294)	(74,071)
Dividend income	(157,465)	(138,990)
Compensation cost of share-based payment transactions	12,356	14,329
Share of profits of associates and joint ventures accounted for using equity method	(400,910)	(174,314)
Loss on disposal of property, plant and equipment	6,013	2,114
Gain on disposal of financial instruments	(726)	(320)
Gain on disposal of investments accounted for using equity method	—	(3,239)
Provision for impairment loss and obsolescence of inventory	71,839	82,500
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	140,571	(527,382)
Others	182,482	(127,339)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(507,552)	111,339
Trade notes and accounts receivable	1,601,732	1,127,146
Receivables from related parties	(65,588)	164,335
Inventories	(1,081,409)	(754,016)
Prepayments	(2,904,019)	(2,449,811)
Other current monetary assets	(464,165)	(408,375)
Other current assets	(1,029,107)	(744,509)
Incremental cost of obtaining contracts	(607,832)	(574,100)
Increase (decrease) in:
Contract liabilities	1,661,816	(1,364)
Trade notes and accounts payable	(4,899,643)	(1,896,214)
Payables to related parties	84,928	(160,612)
Other payables	(2,056,783)	(1,177,291)
Provisions	(43,555)	(23,451)
Other current liabilities	38,366	(90,980)
Net defined benefit plans	(529,908)	(537,110)

Cash generated from operations	55,747,566	56,148,885

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2022	2021
Interests paid	$(208,888)	$(171,360)
Income taxes paid	(8,338,284)	(7,998,888)

Net cash provided by operating activities	47,200,394	47,978,637

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(3,302)	(103,492)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	2,905,889
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	7,184	—
Acquisition of financial assets at fair value through profit or loss	(325,741)	(43,651)
Proceeds from disposal of financial assets at fair value through profit or loss	14,573	24,812
Proceeds from capital reduction of financial assets at fair value through profit or loss	65,967	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(5,135,933)	(16,220,655)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	6,465,605	17,252,379
Acquisition of investments accounted for using equity method	(20,000)	(329,520)
Proceeds from disposal of investments accounted for using equity method	—	8,519
Proceeds from capital reduction of investments accounted for using equity method	340,182	—
Acquisition of property, plant and equipment	(20,219,151)	(23,031,397)
Proceeds from disposal of property, plant and equipment	5,469	19,846
Acquisition of intangible assets	(1,810,156)	(128,143)
Acquisition of investment properties	(18,333)	(146)
Decrease in other noncurrent assets	205,229	345,768
Interests received	144,193	74,980
Dividends received	271,067	335,390

Net cash used in investing activities	(20,013,147)	(18,889,421)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	935,000	179,000
Repayments of short-term loans	(408,000)	(180,000)
Proceeds from short-term bills payable	—	5,000,000
Repayments of short-term bills payable	—	(12,000,000)
Proceeds from issuance of bonds	3,500,000	7,000,000

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2022	2021
Payments for transaction costs attributable to the issuance of bonds	$(4,463)	$(7,675)
Decrease in customers’ deposits	(297,176)	(31,108)
Payments for the principal of lease liabilities	(2,992,960)	(2,834,017)
Increase in other noncurrent liabilities	1,752,270	1,191,029
Cash dividends paid	(35,746,314)	(33,403,565)
Cash dividends distributed to noncontrolling interests	(1,047,586)	(893,247)
Change in other noncontrolling interests	154,219	52,668
Unclaimed dividend	1,632	1,969

Net cash used in financing activities	(34,153,378)	(35,924,946)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	85,601	(6,579)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,880,530)	(6,842,309)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	39,778,624	30,419,655

CASH AND CASH EQUIVALENTS, END OF PERIOD	$32,898,094	$23,577,346

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022. Please refer to Note 43 Segment Information for details.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on November 4, 2022.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2021. Please refer to the consolidated financial statements for the year ended December 31, 2021 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2022	December 31, 2021	September 30, 2021	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100	b.
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	c.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

					(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2022	December 31, 2021	September 30, 2021	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	73	77	77	d.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	51	e.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100	f.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	g.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	h.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100	i.
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100

					(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2022	December 31, 2021	September 30, 2021	Note
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100	j.
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	—	—	k.
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	—	—	l.
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100	m.
Senao International HK Limited	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	—	—	—	n.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100	o.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100	p.
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	100	100	q.
	IISI Investment Co., Ltd. (“IICL”)	Investment	—	100	100	r.
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	99.96	99.96
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	100	100	q.
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	—	100	100	r.
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	—	100	100	r.
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	—	—	—	s.

(Concluded)

a.

Chunghwa continues to control seven out of thirteen seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.	DHT reduced and returned its capital to its stakeholders in March 2021. The Company’s ownership interest in DHT remained the same.

c.

CHIEF issued new shares in March 2021, December 2021 and March 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.90%, 58.89% and 58.72% as of September 30, 2021, December 31, 2021 and September 30, 2022, respectively.

d.

CHTSC issued new shares in February 2021, February 2022 and May 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% , 77.46% and 73.09% as of September 30, 2021, December 31, 2021 and September 30, 2022, respectively.

e.	IISI issued new shares in January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased to 51.02%.
f.

SIS reduced and returned its capital to its stakeholders in November 2020 and July 2021. SIS reduced 8.14% and 48.15% of its capital to offset accumulated deficits in February and October 2021, respectively. The Company’s ownership interest in SIS remained the same.

g.

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

h.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

i.	CHPT increased its investment in CHPT (US) proportionally in August 2021 and the Company’s ownership interest in CHPT (US) remained the same.
j.	CHPT increased its investment in CHPT (International) proportionally in April 2021 and the Company’s ownership interest in CHPT (International) remained the same.
k.	CHPT invested and established TestPro in March 2022. CHPT obtained 100% ownership interest of TestPro.
l.	TestPro invested and established NavCore in May 2022. TestPro obtained 54.25% ownership interest of NavCore.
m.

SIHK reduced and returned its capital to its stakeholders in November 2020 and May 2021. SIHK reduced 8.15% and 47.79% of its capital to offset accumulated deficits in January and August 2021, respectively. The Company’s ownership interest in SIHK remained the same. SIHK was approved to end and dissolve its business in August 2022. The liquidation of SIHK is still in process.

n.	SITS completed its liquidation in April 2021.
o.	CTC was approved to end and dissolve its business in August 2020. The liquidation of CTC is still in process.
p.	CHPT (International) increased its investment in SZPT proportionally in July 2021. The Company’s ownership interest in SZPT remained the same.
q.	The Board of Directors of IISI approved to end and dissolve the business of IESA and IEHK. The liquidation of IESA and IEHK is still in process.
r.	IICL, LTCL and LSCL completed the cancellation of registration in September 2022.

s.	IISS completed its liquidation in August 2021.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of September 30, 2022.

Other Significant Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2021.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	Amendments to IFRSs endorsed by the FSC for application starting from January 1, 2023

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 1)
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 2)
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023 (Note 3)

Note 1:	The amendments will be applied for annual reporting periods beginning on or after January 1, 2023.

Note 2:

The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 3:

Except that deferred taxes will be recognized for temporary differences associated with leases and decommissioning obligations on January 1, 2022, the amendments will be applied prospectively to transactions that occur on or after January 1, 2022.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IFRS 16	Leases Liability in a Sale and Leaseback	January 1, 2024 (Note 2)
Amendments to IAS 1	Classification of Liabilities as Current or Noncurrent	January 1, 2023

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	A seller-lessee shall apply the Amendments to IFRS 16 retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2022	December 31, 2021	September 30, 2021
Cash
Cash on hand	$291,903	$439,989	$329,294
Bank deposits	8,839,140	15,646,840	14,502,551

	9,131,043	16,086,829	14,831,845

Cash equivalents (with maturities of less than three months)
Commercial papers	9,741,550	13,530,111	5,875,826
Negotiable certificates of deposit	10,600,000	7,500,000	500,000
Time deposits	3,425,501	2,656,545	2,369,675
Stimulus vouchers	—	5,139	—

	23,767,051	23,691,795	8,745,501

	$32,898,094	$39,778,624	$23,577,346

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Bank deposits	0.00%~1.87%	0.00%~0.45%	0.00%~0.45%
Commercial papers	0.45%~0.85%	0.17%~0.30%	0.20%~0.23%
Negotiable certificates of deposit	0.78%~1.10%	0.27%~0.30%	0.26%
Time deposits	0.01%~2.78%	0.01%~3.60%	0.01%~3.60%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2022	December 31, 2021	September 30, 2021
Financial assets-current

Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$3,771	$—	$—
Non-derivatives
Listed stocks - domestic	432	2,566	2,401

	$4,203	$2,566	$2,401

(Continued)

	September 30, 2022	December 31, 2021	September 30, 2021
Financial assets-noncurrent

Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$819,937	$647,998	$731,032
Non-listed stocks - foreign	100,758	236,672	475,064
Limited partnership - domestic	115,386	24,105	25,000
Film and drama investing agreement	14,633	—	—

	$1,050,714	$908,775	$1,231,096

Financial liabilities-current

Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$6,180	$—

(Concluded)

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of September 30, 2022, Chunghwa invested $100,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency		Maturity Period	Contract Amount (In Thousands)
September 30, 2022

Forward exchange contracts - buy	NT$	/EUR	2022.12	NT$	121,304/EUR4,000

December 31, 2021

Forward exchange contracts - buy	NT$	/EUR	2022.03	NT$	257,081/EUR8,000

There were no outstanding forward exchange contracts not designated for hedge as of September 30, 2021.

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	September 30, 2022	December 31, 2021	September 30, 2021
Domestic investments
Listed stocks	$261,138	$458,582	$160,467
Non-listed stocks	3,084,570	3,029,957	3,069,345
Foreign investments
Non-listed stocks	138,310	127,349	105,158

	$3,484,018	$3,615,888	$3,334,970

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company disposed of its investment in China Airlines, Ltd. starting from December 2020 and sold all its shares by February 2021. The total fair value of the disposed investment was $2,635,568 thousand in 2021. The investments in Imedtac Co., Ltd. (“IME”) and AgriTalk Technology Inc. (“ATT”) held by CHI were reclassified from financial asset at FVOCI to investments in associates in August 2021 and July 2021 at fair value. (Please refer to Note 14(a)).

The related unrealized gain on financial assets at FVOCI of $89,366 thousand was transferred from other equity to retained earnings upon the aforementioned disposals for the nine months ended September 30, 2021.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2022	December 31, 2021	September 30, 2021
Trade notes and accounts receivable	$23,668,841	$25,551,942	$23,336,496
Less: Loss allowance	(1,389,912)	(1,604,835)	(1,954,885)

	$22,278,929	$23,947,107	$21,381,611

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amounts of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

September 30, 2022

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business

Expected credit loss rate (Note a)	0%~1%	1%~21%	2%~63%	10%~80%	25%~90%	46%~96%	100%
Gross carrying amount	$16,010,531	$285,371	$104,692	$74,147	$78,948	$46,462	$604,651	$17,204,802
Loss allowance (lifetime ECL)	(48,001)	(20,261)	(19,140)	(20,556)	(36,153)	(18,597)	(604,651)	(767,359)

Amortized cost	$15,962,530	$265,110	$85,552	$53,591	$42,795	$27,865	$—	$16,437,443

Project business

Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,737,775	$74,635	$20,094	$18,694	$9,281	$522	$567,978	$3,428,979
Loss allowance (lifetime ECL)	(2,815)	(7,134)	(2,952)	(5,608)	(4,640)	(470)	(567,978)	(591,597)

Amortized cost	$2,734,960	$67,501	$17,142	$13,086	$4,641	$52	$—	$2,837,382

December 31, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business

Expected credit loss rate (Note a)	0%~1%	1%~22%	3%~62%	11%~80%	25%~90%	49%~97%	100%
Gross carrying amount	$16,410,725	$282,040	$82,062	$44,539	$31,065	$31,000	$602,833	$17,484,264
Loss allowance (lifetime ECL)	(50,733)	(23,465)	(28,596)	(29,800)	(25,402)	(28,423)	(602,833)	(789,252)

Amortized cost	$16,359,992	$258,575	$53,466	$14,739	$5,663	$2,577	$—	$16,695,012

Project business

Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,988,010	$136	$6,960	$14,271	$411	$799	$769,762	$4,780,349
Loss allowance (lifetime ECL)	(7,835)	(68)	(890)	(4,293)	(210)	(639)	(769,762)	(783,697)

Amortized cost	$3,980,175	$68	$6,070	$9,978	$201	$160	$—	$3,996,652

September 30, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business

Expected credit loss rate (Note a)	0%~1%	1%~24%	2%~72%	10%~86%	24%~93%	55%~98%	100%
Gross carrying amount	$15,741,157	$306,115	$108,547	$60,527	$59,320	$37,844	$639,480	$16,952,990
Loss allowance (lifetime ECL)	(48,801)	(28,140)	(49,774)	(51,824)	(41,636)	(26,969)	(639,480)	(886,624)

Amortized cost	$15,692,356	$277,975	$58,773	$8,703	$17,684	$10,875	$—	$16,066,366

Project business

Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,199,835	$1,107	$17,790	$2,512	$6,271	$—	$1,025,585	$3,253,100
Loss allowance (lifetime ECL)	(5,712)	(553)	(1,779)	(754)	(3,440)	—	(1,025,585)	(1,037,823)

Amortized cost	$2,194,123	$554	$16,011	$1,758	$2,831	$—	$—	$2,215,277

Note a:

Please refer to Note 43 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Nine Months Ended September 30
	2022	2021
Beginning balance	$1,604,835	$2,154,364
Add: Provision for credit loss	90,906	183,756
Less: Amounts written off	(305,829)	(383,235)

Ending balance	$1,389,912	$1,954,885

10.	INVENTORIES

	September 30, 2022	December 31, 2021	September 30, 2021
Merchandise	$3,727,517	$4,070,189	$3,788,100
Project in process	6,090,719	4,805,196	6,804,257
Work in process	135,600	144,847	162,208
Raw materials	287,845	224,338	242,228

	10,241,681	9,244,570	10,996,793
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	96,565	84,106	84,893

	$12,336,979	$11,327,409	$13,080,419

The operating costs related to inventories were $10,156,154 thousand (including the valuation loss on inventories of $9,049 thousand) and $32,880,791 thousand (including the valuation loss on inventories of $71,839 thousand) for the three months and nine months ended September 30, 2022, respectively. The operating costs related to inventories were $10,896,043 thousand (including the valuation loss on inventories of $50,017 thousand) and $32,810,873 thousand (including the valuation loss on inventories of $82,500 thousand) for the three months and nine months ended September 30, 2021, respectively.

As of September 30, 2022, December 31, 2021 and September 30, 2021, inventories of $2,095,298 thousand, $2,082,839 thousand and $2,083,626 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021.

11.	PREPAYMENTS

	September 30, 2022	December 31, 2021	September 30, 2021
Prepaid salary and bonus	$2,426,223	$4,201	$2,423,139
Prepaid rents	2,411,901	2,349,236	2,465,228
Others	2,194,455	1,775,123	2,081,211

	$7,032,579	$4,128,560	$6,969,578

Current
Prepaid salary and bonus	$2,426,223	$4,201	$2,423,139
Prepaid rents	599,028	565,950	587,426
Others	2,084,954	1,759,946	2,067,388

	$5,110,205	$2,330,097	$5,077,953

Noncurrent
Prepaid rents	$1,812,873	$1,783,286	$1,877,802
Others	109,501	15,177	13,823

	$1,922,374	$1,798,463	$1,891,625

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	September 30, 2022	December 31, 2021	September 30, 2021
Time deposits and negotiable certificates of deposit with maturities of more than three months	$2,245,586	$3,498,534	$3,547,964
Accrued custodial receipts	748,981	765,339	836,800
Others	1,367,024	797,005	856,497

	$4,361,591	$5,060,878	$5,241,261

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%~2.70%	0.03%~2.70%	0.03%~2.25%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	September 30, 2022	December 31, 2021	September 30, 2021
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
SENAO	$143,738	$113,115	$352,638	$301,086

CHPT	$144,630	$149,567	$381,833	$402,132

	Accumulated Noncontrolling Interests
	September 30, 2022	December 31, 2021	September 30, 2021
SENAO	$4,457,094	$4,465,587	$4,341,785
CHPT	5,152,004	4,960,977	4,775,952
Individually immaterial subsidiaries with noncontrolling interests	2,556,309	2,501,040	2,364,136

	$12,165,407	$11,927,604	$11,481,873

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2022	December 31, 2021	September 30, 2021
Current assets	$7,086,071	$7,962,726	$7,992,966
Noncurrent assets	3,220,149	3,129,886	3,130,441
Current liabilities	(3,696,497)	(4,531,148)	(4,722,336)
Noncurrent liabilities	(477,948)	(418,431)	(430,553)

Equity	$6,131,775	$6,143,033	$5,970,518

(Continued)

	September 30, 2022	December 31, 2021	September 30, 2021
Equity attributable to the parent	$1,674,681	$1,677,446	$1,628,733
Equity attributable to noncontrolling interests	4,457,094	4,465,587	4,341,785

	$6,131,775	$6,143,033	$5,970,518

(Concluded)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Revenues and income	$7,754,702	$7,436,225	$22,985,551	$21,716,287
Costs and expenses	7,554,460	7,278,649	22,494,250	21,296,824

Profit for the period	$200,242	$157,576	$491,301	$419,463

Profit attributable to the parent	$56,504	$44,461	$138,663	$118,377
Profit attributable to noncontrolling interests	143,738	113,115	352,638	301,086

Profit for the period	$200,242	$157,576	$491,301	$419,463

Other comprehensive income attributable to the parent	$2,246	$141	$4,120	$3,444
Other comprehensive income attributable to noncontrolling interests	4,938	1,082	9,826	7,870

Other comprehensive income for the period	$7,184	$1,223	$13,946	$11,314

Total comprehensive income attributable to the parent	$58,750	$44,602	$142,783	$121,821
Total comprehensive income attributable to noncontrolling interests	148,676	114,197	362,464	308,956

Total comprehensive income for the period	$207,426	$158,799	$505,247	$430,777

	Nine Months Ended September 30
	2022	2021
Net cash flow from operating activities	$(441,020)	$683,518
Net cash flow from investing activities	7,911	242,127
Net cash flow from financing activities	(749,010)	(614,130)
Effect of exchange rate changes on cash and cash equivalents	1,183	(118)

Net cash inflow (outflow)	$(1,180,936)	$311,397

Dividends paid to noncontrolling interests	$370,957	$278,218

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2022	December 31, 2021	September 30, 2021
Current assets	$4,209,343	$4,656,928	$4,091,697
Noncurrent assets	4,620,588	4,063,611	4,070,226
Current liabilities	(1,006,602)	(1,143,341)	(887,893)
Noncurrent liabilities	(30,224)	(31,986)	(10,224)

Equity	$7,793,105	$7,545,212	$7,263,806

Equity attributable to CHI	$2,641,101	$2,584,235	$2,487,854
Equity attributable to noncontrolling interests	5,152,004	4,960,977	4,775,952

	$7,793,105	$7,545,212	$7,263,806

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Revenues and income	$1,252,384	$1,111,067	$3,295,035	$2,976,795
Costs and expenses	1,029,234	883,596	2,710,230	2,365,195

Profit for the period	$223,150	$227,471	$584,805	$611,600

Profit attributable to CHI	$78,520	$77,904	$202,972	$209,468
Profit attributable to noncontrolling interests	144,630	149,567	381,833	402,132

Profit for the period	$223,150	$227,471	$584,805	$611,600

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Other comprehensive income (loss) attributable to CHI	$3,471	$(335)	$6,619	$(1,411)
Other comprehensive income (loss) attributable to noncontrolling interests	4,857	(642)	10,898	(2,709)

Other comprehensive income (loss) for the period	$8,328	$(977)	$17,517	$(4,120)

Total comprehensive income attributable to CHI	$81,991	$77,569	$209,591	$208,057
Total comprehensive income attributable to noncontrolling interests	149,487	148,925	392,731	399,423

Total comprehensive income for the period	$231,478	$226,494	$602,322	$607,480

(Concluded)

	Nine Months Ended September 30
	2022	2021
Net cash flow from operating activities	$776,504	$541,953
Net cash flow from investing activities	(894,036)	(448,439)
Net cash flow from financing activities	(379,523)	(408,831)
Effect of exchange rate changes on cash and cash equivalents	16,184	(2,559)

Net cash outflow	$(480,871)	$(317,876)

Dividends paid to noncontrolling interests	$293,204	$258,710

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2021, December 2021 and March 2022, as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 33(a) for details.

CHTSC issued new shares in February 2021, February 2022 and May 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 33(b) for details.

IISI issued new shares in January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased. See Note 33(c) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the nine months ended September 30, 2022 and 2021 was as follows:

	Nine Months Ended September 30, 2022
	CHIEF Share-Based Payment	CHTSC Share-Based Payment
Cash consideration received from noncontrolling interests	$27,317	$35,402
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(16,977)	(30,037)

Differences arising from equity transactions	$10,340	$5,365

Line items for equity transaction adjustments

Additional paid-in capital - arising from changes in equities of subsidiaries	$10,340	$5,365

	Nine Months Ended September 30, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment
Cash consideration received from noncontrolling interests	$28,364	$20,650	$3,654
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17,242)	(19,066)	(792)

Differences arising from equity transactions	$11,122	$1,584	$2,862

Line items for equity transaction adjustments

Additional paid-in capital - arising from changes in equities of subsidiaries	$11,122	$1,584	$2,862

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2022	December 31, 2021	September 30, 2021
Investments in associates	$7,190,371	$7,322,842	$7,226,883
Investment in joint venture	9,805	9,932	10,046

	$7,200,176	$7,332,774	$7,236,929

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2022	December 31, 2021	September 30, 2021
Material associate

Next Commercial Bank Co., Ltd. (“NCB”)	$3,308,099	$3,592,054	$3,538,205

Associates that are not individually material

Listed

Senao Networks, Inc. (“SNI”)	1,287,069	1,077,604	1,023,428
KingwayTek Technology Co., Ltd. (“KWT”)	267,235	258,943	258,304

Non-listed

Viettel-CHT Co., Ltd. (“Viettel-CHT”)	510,379	447,097	421,393
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	337,008	518,165	592,728
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	296,821	222,491	217,413
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	271,400	347,269	299,649
WiAdvance Technology Corporation (“WATC”)	237,984	253,873	261,577
So-net Entertainment Taiwan Limited (“So-net”)	231,136	217,021	218,251
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	170,055	157,524	158,212
Taiwan International Ports Logistics Corporation (“TIPL”)	92,303	70,121	65,215
CHT Infinity Singapore Pte. Ltd. (“CISG”)	62,678	54,952	55,552
Click Force Co., Ltd. (“CF”)	40,147	36,938	35,743
Imedtac Co., Ltd. (“IME”)	39,302	44,565	41,001
AgriTalk Technology Inc. (“ATT”)	16,824	17,637	33,612
Baohwa Trust Co., Ltd. (“BHT”)	15,362	—	—
Cornerstone Ventures Co., Ltd. (“CVC”)	6,569	6,588	6,600
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—	—

	3,882,272	3,730,788	3,688,678

	$7,190,371	$7,322,842	$7,226,883

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	September 30, 2022	December 31, 2021	September 30, 2021
Material associate

Next Commercial Bank Co., Ltd. (“NCB”)	42	42	42

Associates that are not individually material

Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
WiAdvance Technology Corporation (“WATC”)	20	20	20
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40	40
Click Force Co., Ltd. (“CF”)	49	49	49
Imedtac Co., Ltd. (“IME”)	7	7	8
AgriTalk Technology Inc. (“ATT”)	17	17	17
Baohwa Trust Co., Ltd. (“BHT”)	40	—	—
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—	—

Summarized financial information of NCB was set out below:

	September 30, 2022	December 31, 2021	September 30, 2021
Assets	$26,754,912	$9,197,280	$9,066,931
Liabilities	(18,771,203)	(524,813)	(519,296)

Equity	$7,983,709	$8,672,467	$8,547,635

(Continued)

	September 30, 2022	December 31, 2021	September 30, 2021
The percentage of ownership interest held by the Company	41.90%	41.90%	41.90%
Equity attributable to the Company	$3,345,174	$3,633,764	$3,581,459
Unrealized gain or loss from downstream transactions	(37,075)	(41,710)	(43,254)

The carrying amount of investment	$3,308,099	$3,592,054	$3,538,205

(Concluded)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Net revenues (losses)	$(33,088)	$2,789	$(17,063)	$11,990

Net loss for the period	$(274,986)	$(181,663)	$(666,385)	$(570,497)
Other comprehensive loss	(12,737)	—	(22,373)	—

Total comprehensive loss for the period	$(287,723)	$(181,663)	$(688,758)	$(570,497)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
The Company’s share of profits	$198,867	$144,600	$675,618	$413,139
The Company’s share of other comprehensive income (loss)	10,667	(2)	17,815	(387)

The Company’s share of total comprehensive income	$209,534	$144,598	$693,433	$412,752

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
SNI	$2,818,436	$1,699,351	$1,497,087

KWT	$769,305	$909,787	$1,027,333

STS reduced its capital in April 2022 and the Company received $340,182 thousand from capital reduction. The Company’s ownership interest in STS remained the same.

The Company invested $20,000 thousand and obtained 40.00% ownership interest in BHT in March 2022. BHT mainly engages in VR integration and AIoT security services.

The Company invested $55,720 thousand and obtained 40.00% ownership interest in CISG in June 2021. CISG mainly engages in investment business.

The Company invested $273,800 thousand and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021. WATC mainly engages in software solution integration. WATC issued new shares in March 2022 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 20.08% as of September 30, 2022.

The Company’s ownership interest in NCB is 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company invested and obtained 7.54% ownership interest in IME. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of five seats of the Board of Directors of IME in August 2021 and has significant influence over IME, the Company reclassified it as an associate. IME issued new shares in December 2021 as its employees exercised options; therefore, the Company’s ownership interest in IME decreased to 6.74% as of December 31, 2021.

The Company invested and obtained 17.19% ownership interest in ATT. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of three seats of the Board of Directors of ATT in July 2021 and has significant influence over ATT, the Company reclassified it as an associate.

The Company owns 14% ownership interest in ADT. Considering the seats that the Company controls in the Board of Directors of ADT and the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. ADT completed its liquidation in August 2021. The Company received the liquidation distribution of $8,519 thousand and recognized gain on disposal of $3,239 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	September 30, 2022	December 31, 2021	September 30, 2021	September 30, 2022	December 31, 2021	September 30, 2021
Non-listed

Chunghwa SEA Holdings (“CHT SEA”)	$9,805	$9,932	$10,046	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
The Company’s share of loss	$(36)	$(40)	$(128)	$(154)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(36)	$(40)	$(128)	$(154)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2022	December 31, 2021	September 30, 2021
Assets used by the Company	$278,829,751	$281,849,188	$277,328,730
Assets subject to operating leases	7,471,245	7,251,273	7,292,125

	$286,300,996	$289,100,461	$284,620,855

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost

Balance on January 1, 2021	$101,990,645	$1,630,362	$70,889,578	$12,405,580	$710,775,709	$3,894,243	$10,299,819	$8,529,416	$920,415,352
Additions	—	—	25,936	42,332	67,565	—	132,494	23,710,070	23,978,397
Disposal	—	(1,025)	(29,418)	(966,571)	(14,959,264)	(42,934)	(291,415)	—	(16,290,627)
Effect of foreign exchange differences	—	—	—	145	(50,274)	(360)	(2,384)	(4,196)	(57,069)
Others	76,225	9,922	308,126	155,535	20,869,837	21,283	293,715	(21,472,274)	262,369

Balance on September 30, 2021	$102,066,870	$1,639,259	$71,194,222	$11,637,021	$716,703,573	$3,872,232	$10,432,229	$10,763,016	$928,308,422

Accumulated depreciation and impairment

Balance on January 1, 2021	$—	$(1,399,204)	$(29,247,331)	$(10,638,967)	$(593,662,932)	$(3,718,392)	$(7,925,938)	$—	$(646,592,764)
Depreciation expenses	—	(32,849)	(1,046,847)	(540,885)	(18,484,518)	(47,305)	(518,237)	—	(20,670,641)
Disposal	—	1,025	29,418	957,690	14,950,296	42,299	287,939	—	16,268,667
Effect of foreign exchange differences	—	—	—	(146)	23,707	143	1,280	—	24,984
Others	—	—	3,562	(1,207)	1,479	(197)	(13,575)	—	(9,938)

Balance on September 30, 2021	$—	$(1,431,028)	$(30,261,198)	$(10,223,515)	$(597,171,968)	$(3,723,452)	$(8,168,531)	$—	$(650,979,692)

Balance on January 1, 2021, net	$101,990,645	$231,158	$41,642,247	$1,766,613	$117,112,777	$175,851	$2,373,881	$8,529,416	$273,822,588

Balance on September 30, 2021, net	$102,066,870	$208,231	$40,933,024	$1,413,506	$119,531,605	$148,780	$2,263,698	$10,763,016	$277,328,730

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost

Balance on January 1, 2022	$102,644,714	$1,661,628	$71,358,036	$11,217,048	$713,534,222	$3,927,337	$10,808,873	$10,786,149	$925,938,007
Additions	462,475	—	118,639	53,815	103,160	1,196	122,671	17,830,963	18,692,919
Disposal	—	(6,042)	(6,747)	(497,952)	(15,206,441)	(62,490)	(233,313)	—	(16,012,985)
Effect of foreign exchange differences	—	—	—	195	267,844	148	4,661	23,959	296,807
Others	(184,155)	13,488	(66,459)	278,206	17,479,259	682	379,671	(18,262,707)	(362,015)

Balance on September 30, 2022	$102,923,034	$1,669,074	$71,403,469	$11,051,312	$716,178,044	$3,866,873	$11,082,563	$10,378,364	$928,552,733

Accumulated depreciation and impairment

Balance on January 1, 2022	$—	$(1,441,612)	$(30,577,570)	$(9,632,046)	$(590,533,289)	$(3,698,978)	$(8,205,324)	$—	$(644,088,819)
Depreciation expenses	—	(29,472)	(1,075,534)	(548,925)	(19,241,381)	(57,410)	(559,693)	—	(21,512,415)
Disposal	—	6,042	6,747	497,685	15,198,552	62,490	229,987	—	16,001,503
Effect of foreign exchange differences	—	—	—	(191)	(142,480)	(46)	(2,983)	—	(145,700)
Others	—	—	66,893	(3,622)	(22,445)	(286)	(18,091)	—	22,449

Balance on September 30, 2022	$—	$(1,465,042)	$(31,579,464)	$(9,687,099)	$(594,741,043)	$(3,694,230)	$(8,556,104)	$—	$(649,722,982)

Balance on January 1, 2022, net	$102,644,714	$220,016	$40,780,466	$1,585,002	$123,000,933	$228,359	$2,603,549	$10,786,149	$281,849,188

Balance on September 30, 2022, net	$102,923,034	$204,032	$39,824,005	$1,364,213	$121,437,001	$172,643	$2,526,459	$10,378,364	$278,829,751

(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the nine months ended September 30, 2022 and 2021.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	1~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	3~10 years
Miscellaneous equipment
Leasehold improvements	1~9 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost

Balance on January 1, 2021	$4,972,920	$4,236,156	$9,209,076
Others	(167,469)	(83,961)	(251,430)

Balance on September 30, 2021	$4,805,451	$4,152,195	$8,957,646

Accumulated depreciation and impairment

Balance on January 1, 2021	$—	$(1,615,721)	$(1,615,721)
Depreciation expenses	—	(57,653)	(57,653)
Others	—	7,853	7,853

Balance on September 30, 2021	$—	$(1,665,521)	$(1,665,521)

(Continued)

	Land	Buildings	Total
Balance on January 1, 2021, net	$4,972,920	$2,620,435	$7,593,355

Balance on September 30, 2021, net	$4,805,451	$2,486,674	$7,292,125

Cost

Balance on January 1, 2022	$4,808,926	$4,133,989	$8,942,915
Others	301,857	(36,154)	265,703

Balance on September 30, 2022	$5,110,783	$4,097,835	$9,208,618

Accumulated depreciation and impairment

Balance on January 1, 2022	$—	$(1,691,642)	$(1,691,642)
Depreciation expenses	—	(57,127)	(57,127)
Others	—	11,396	11,396

Balance on September 30, 2022	$—	$(1,737,373)	$(1,737,373)

Balance on January 1, 2022, net	$4,808,926	$2,442,347	$7,251,273

Balance on September 30, 2022, net	$5,110,783	$2,360,462	$7,471,245

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Year 1	$374,477	$371,380	$375,633
Year 2	279,078	300,591	299,522
Year 3	199,293	210,073	223,063
Year 4	166,701	158,541	157,806
Year 5	142,391	135,208	134,233
Onwards	1,128,833	1,177,460	1,180,791

	$2,290,773	$2,353,253	$2,371,048

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	September 30, 2022	December 31, 2021	September 30, 2021
Land and buildings
Handsets base stations	$7,108,132	$6,987,731	$6,948,036
Others	1,843,737	1,537,852	1,627,794
Equipment	2,282,289	2,525,353	1,916,015

	$11,234,158	$11,050,936	$10,491,845

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Additions to right-of-use assets			$3,335,259	$2,636,051

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$715,367	$700,725	$2,137,829	$2,083,975
Others	191,824	194,638	580,566	592,125
Equipment	92,157	103,498	262,426	312,138

	$999,348	$998,861	$2,980,821	$2,988,238

The Company did not have significant sublease or impairment of right-of-use assets for the nine months ended September 30, 2022 and 2021.

b.	Lease liabilities

	September 30, 2022	December 31, 2021	September 30, 2021
Lease liabilities
Current	$3,216,442	$3,210,564	$3,243,039
Noncurrent	7,345,934	7,061,689	5,948,847
	$10,562,376	$10,272,253	$9,191,886

Ranges of discount rates for lease liabilities were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Land and buildings
Handsets base stations	0.37%~1.62%	0.37%~1.18%	0.37%~1.18%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~2.99%	0.37%~2.99%	0.37%~2.99%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Expenses relating to low-value asset leases	$2,268	$2,113	$6,465	$6,121

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$2,418	$1,811	$6,047	$5,072

Total cash outflow for leases			$3,059,350	$2,897,490

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost

Balance on January 1, 2021	$10,662,450
Additions	146

Balance on September 30, 2021	$10,662,596

Accumulated depreciation and impairment

Balance on January 1, 2021	$(1,041,128)
Depreciation expense	(31,705)

Balance on September 30, 2021	$(1,072,833)

Balance on January 1, 2021, net	$9,621,322

Balance on September 30, 2021, net	$9,589,763

Cost

Balance on January 1, 2022	$10,662,596
Additions	18,333
Reclassification	99,099

Balance on September 30, 2022	$10,780,028

Accumulated depreciation and impairment

Balance on January 1, 2022	$(999,958)
Depreciation expense	(32,690)
Reclassification	(39,922)

Balance on September 30, 2022	$(1,072,570)

Balance on January 1, 2022, net	$9,662,638

Balance on September 30, 2022, net	$9,707,458

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2021 and 2020 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of September 30, 2022 and 2021 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Fair value	$25,547,766	$25,547,766	$22,644,318

Overall capital interest rate	0.91%~3.05%	0.91%~3.05%	0.93%~3.03%
Profit margin ratio	8%~20%	8%~20%	12%~20%
Discount rate	—	—	—
Capitalization rate	0.53%~2.11%	0.53%~2.11%	0.73%~2.20%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Year 1	$119,207	$107,183	$95,534
Year 2	100,678	82,505	74,018
Year 3	90,632	61,629	51,870
Year 4	71,200	55,510	44,542
Year 5	47,520	38,605	29,514
Onwards	158,042	77,626	40,182

	$587,279	$423,058	$335,660

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2021	$108,338,000	$3,319,223	$291,206	$392,326	$112,340,755
Additions-acquired separately	—	123,839	—	4,304	128,143
Disposal	—	(294,185)	—	—	(294,185)
Effect of foreign exchange differences	—	(286)	—	(24)	(310)
Others	—	1,898	—	—	1,898

Balance on September 30, 2021	$108,338,000	$3,150,489	$291,206	$396,606	$112,176,301

Accumulated amortization and impairment

Balance on January 1, 2021	$(19,318,842)	$(2,532,910)	$(44,926)	$(159,517)	$(22,056,195)
Amortization expenses	(4,649,183)	(253,099)	—	(21,823)	(4,924,105)
Disposal	—	294,185	—	—	294,185
Effect of foreign exchange differences	—	274	—	8	282
Others	—	(26)	—	—	(26)

Balance on September 30, 2021	$(23,968,025)	$(2,491,576)	$(44,926)	$(181,332)	$(26,685,859)

Balance on January 1, 2021, net	$89,019,158	$786,313	$246,280	$232,809	$90,284,560

Balance on September 30, 2021, net	$84,369,975	$658,913	$246,280	$215,274	$85,490,442

Cost

Balance on January 1, 2022	$108,338,000	$3,202,901	$291,206	$412,477	$112,244,584
Additions-acquired separately	1,625,431	176,045	—	8,680	1,810,156
Disposal	—	(315,902)	—	(962)	(316,864)
Effect of foreign exchange differences	—	206	—	5	211
Others	—	1,083	—	—	1,083

Balance on September 30, 2022	$109,963,431	$3,064,333	$291,206	$420,200	$113,739,170

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Accumulated amortization and impairment

Balance on January 1, 2022	$(25,517,753)	$(2,529,941)	$(73,624)	$(178,183)	$(28,299,501)
Amortization expenses	(4,696,990)	(235,743)	—	(29,245)	(4,961,978)
Disposal	—	315,902	—	962	316,864
Effect of foreign exchange differences	—	(122)	—	—	(122)

Balance on September 30, 2022	$(30,214,743)	$(2,449,904)	$(73,624)	$(206,466)	$(32,944,737)

Balance on January 1, 2022, net	$82,820,247	$672,960	$217,582	$234,294	$83,945,083

Balance on September 30, 2022, net	$79,748,688	$614,429	$217,582	$213,734	$80,794,433

(Concluded)

Chunghwa’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The aforementioned tax-excluded transaction amount was $1,800,113 thousand included in intangible assets- mobile broadband concession and other assets- spare parts, respectively. The transaction was approved by the related authority in May 2022 and completed in July 2022.

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	September 30, 2022	December 31, 2021	September 30, 2021
Spare parts	$3,785,377	$2,836,191	$2,938,284
Refundable deposits	1,869,499	1,971,058	1,891,250
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,977,814	2,034,331	2,105,459

	$8,632,690	$7,841,580	$7,934,993

Current
Spare parts	$3,785,377	$2,836,191	$2,938,284
Others	222,510	142,589	155,322

	$4,007,887	$2,978,780	$3,093,606

Noncurrent
Refundable deposits	$1,869,499	$1,971,058	$1,891,250
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,755,304	1,891,742	1,950,137

	$4,624,803	$4,862,800	$4,841,387

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

September 30, 2022

Hedging Instruments			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 425,012 / EUR14,000	2022.12	$30.36	Hedging financial assets (liabilities)	$12,752	$—	$21,038

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(21,038)	$12,752	$—

December 31, 2021

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 227,780 /EUR 7,000	2022.03	$32.54	Hedging financial assets (liabilities)	$—	$8,286	$(10,038)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$10,038	$(8,286)	$—

September 30, 2021

Hedging Instruments		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 524,459/ EUR 15,900	2021.12	$32.98	Hedging financial assets (liabilities)	$—	$9,330	$(11,082)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$11,082	$(9,330)	$—

Nine months ended September 30, 2022

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$21,038	$—	—	$(14,253)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Nine months ended September 30, 2021

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(11,082)	$—	—	$(22,100)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	September 30, 2022	December 31, 2021	September 30, 2021
Unsecured bank loans	$592,000	$65,000	$66,000

The annual interest rates of bank loans were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Unsecured bank loans	1.30%~3.06%	1.97%~2.43%	1.10%~2.43%

22.	LONG-TERM LOANS

	September 30, 2022	December 31, 2021	September 30, 2021
Secured bank loans (Note 38)	$1,600,000	$1,600,000	$1,600,000

The annual interest rates of bank loans were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Secured bank loans	1.30%	0.89%	0.89%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one-time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renewed contract is September 2021. Furthermore, LED entered into another contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2021 and the due date of the renewed contract is September 2024.

23.	BONDS PAYABLE

	September 30, 2022	December 31, 2021	September 30, 2021
Unsecured domestic bonds	$30,500,000	$27,000,000	$27,000,000
Less: Discounts on bonds payable	(23,968)	(23,325)	(24,418)

	$30,476,032	$26,976,675	$26,975,582

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500,000	0.69%	The same as above

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2022	December 31, 2021	September 30, 2021
Trade notes and accounts payable	$13,160,237	$18,063,288	$13,695,667

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	September 30, 2022	December 31, 2021	September 30, 2021
Accrued salary and compensation	$8,112,367	$10,125,732	$7,640,090
Accrued compensation to employees and remuneration to directors and supervisors	1,800,357	1,997,277	1,636,867
Payables to contractors	1,772,059	3,014,677	3,741,121
Amounts collected for others	1,593,842	1,426,443	1,497,377
Accrued maintenance costs	965,129	1,010,892	1,014,711
Payables to equipment suppliers	879,479	1,153,550	1,090,917
Others	5,772,519	5,708,137	7,049,217

	$20,895,752	$24,436,708	$23,670,300

26.	PROVISIONS

	September 30, 2022	December 31, 2021	September 30, 2021
Warranties	$216,743	$213,537	$194,476
Onerous contracts	95,199	146,541	131,260
Employee benefits	67,414	62,833	60,887
Others	3,767	3,767	4,097

	$383,123	$426,678	$390,720

Current	$225,903	$284,813	$257,945
Noncurrent	157,220	141,865	132,775

	$383,123	$426,678	$390,720

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
Balance on January 1, 2021	$182,431	$170,433	$57,210	$4,097	$414,171
Additional / (reversal of) provisions recognized	74,921	(39,173)	4,379	—	40,127
Used / forfeited during the period	(62,860)	—	(702)	—	(63,562)
Effect of foreign exchange differences	(16)	—	—	—	(16)

Balance on September 30, 2021	$194,476	$131,260	$60,887	$4,097	$390,720

Balance on January 1, 2022	$213,537	$146,541	$62,833	$3,767	$426,678
Additional / (reversal of) provisions recognized	68,188	(51,342)	4,851	—	21,697
Used / forfeited during the period	(65,013)	—	(270)	—	(65,283)
Effect of foreign exchange differences	31	—	—	—	31

Balance on September 30, 2022	$216,743	$95,199	$67,414	$3,767	$383,123

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2021 and 2020 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Operating costs	$140,170	$180,785	$424,388	$544,652
Marketing expenses	90,608	91,887	270,214	275,007
General and administrative expenses	21,772	20,260	64,015	59,648
Research and development expenses	9,241	11,293	27,356	33,148

	$261,791	$304,225	$785,973	$912,455

28.	EQUITY

a.	Share capital

1)	Common stocks

	September 30, 2022	December 31, 2021	September 30, 2021
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of September 30, 2022, the outstanding ADSs were 209,200 thousand common stocks, which equaled 20,920 thousand units and represented 2.70% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the nine months ended September 30, 2022 and 2021 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2021	$147,329,386	$186,828	$2,087,957	$987,611	$21,519	$20,648,078	$171,261,379
Unclaimed dividend	—	—	—	—	1,969	—	1,969
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	200	—	—	—	—	200
Share-based payment transactions of subsidiaries	—	—	15,568	—	—	—	15,568

Balance on September 30, 2021	$147,329,386	$187,028	$2,103,525	$987,611	$23,488	$20,648,078	$171,279,116

Balance on January 1, 2022	$147,329,386	$186,391	$2,104,672	$987,611	$23,487	$20,648,078	$171,279,625
Unclaimed dividend	—	—	—	—	1,632	—	1,632
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	(1,159)
Share-based payment transactions of subsidiaries	—	—	15,705	—	—	—	15,705

Balance on September 30, 2022	$147,329,386	$185,232	$2,120,377	$987,611	$25,119	$20,648,078	$171,295,803

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2021 and 2020 earnings of Chunghwa approved by the stockholders in their meetings on May 27, 2022 and August 20, 2021 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2021	For Fiscal Year 2020	For Fiscal Year 2021	For Fiscal Year 2020
Special reserve	$408,150	$—
Cash dividends	35,746,314	33,403,565	$4.608	$4.306

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Nine Months Ended September 30
	2022	2021
Beginning balance	$(7,588)	$1,239,901
Unrealized gain or loss for the period
Equity instruments	(102,323)	(1,244,304)
Share of loss of associates and joint ventures accounted for using equity method	(6,992)	—
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	—	(89,366)

Ending balance	$(116,903)	$(93,769)

e.	Noncontrolling interests

	Nine Months Ended September 30
	2022	2021
Beginning balance	$11,927,604	$11,327,441
Shares attributed to noncontrolling interests
Net income for the period	1,126,929	1,004,612
Exchange differences arising from the translation of the foreign operations	32,372	1,929
Unrealized gain or loss on financial assets at FVOCI	(25,665)	(6,470)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	6,588	(733)
Cash dividends distributed by subsidiaries	(1,053,240)	(896,335)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(51)	—
Share-based payment transactions of subsidiaries	59,370	51,429
Net increase in noncontrolling interests	91,500	—

Ending balance	$12,165,407	$11,481,873

29.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Revenue from contracts with customers	$52,723,050	$50,660,195	$155,594,467	$149,763,852

Other revenues
Rental income	273,813	163,556	759,477	628,124
Government grants income	466,103	20,314	741,682	73,797
Others	44,845	41,437	142,634	121,859

	784,761	225,307	1,643,793	823,780

	$53,507,811	$50,885,502	$157,238,260	$150,587,632

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2021 for details.

a.	Disaggregation of revenue

Please refer to Note 43 Segment Information for details.

b.	Contract balances

	September 30, 2022	December 31, 2021	September 30, 2021	January 1, 2021
Trade notes and accounts receivable (Note 9)	$22,278,929	$23,947,107	$21,381,611	$22,621,902

Contract assets
Products and service bundling	$7,636,305	$7,197,206	$6,893,783	$7,232,134
Others	1,051,141	982,688	839,218	612,206
Less: Loss allowance	(18,299)	(18,080)	(17,201)	(17,792)

	$8,669,147	$8,161,814	$7,715,800	$7,826,548

Current	$5,702,487	$5,554,070	$5,340,164	$5,331,246
Noncurrent	2,966,660	2,607,744	2,375,636	2,495,302

	$8,669,147	$8,161,814	$7,715,800	$7,826,548

Contract liabilities
Telecommunications business	$13,513,216	$13,143,598	$13,040,533	$13,601,662
Project business	6,738,247	5,435,268	7,234,479	6,686,561
Products and service bundling	9,187	4,168	6,755	16,404
Others	475,498	491,298	442,662	421,166

	$20,736,148	$19,074,332	$20,724,429	$20,725,793

Current	$13,611,671	$12,234,276	$13,905,112	$13,436,706
Noncurrent	7,124,477	6,840,056	6,819,317	7,289,087

	$20,736,148	$19,074,332	$20,724,429	$20,725,793

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	September 30, 2022	December 31, 2021	September 30, 2021
Noncurrent
Incremental costs of obtaining contracts	$967,012	$987,656	$971,665

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized.

Amortization expenses for the three months and nine months ended September 30, 2022 were $210,224 thousand and $628,476 thousand, respectively. Amortization expenses for the three months and nine months ended September 30, 2021 were $206,618 thousand and $602,028 thousand, respectively.

30.	NET INCOME

a.	Other income and expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Loss on disposal of property, plant and equipment, net	$1,571	$4,904	$6,013	$2,114

b.	Other income

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Dividend income	$4,236	$138,990	$157,465	$138,990
Rental income	19,629	18,106	58,796	50,495
Others	44,761	53,850	106,276	112,310

	$68,626	$210,946	$322,537	$301,795

c.	Other gains and losses

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$(77,248)	$303,513	$(140,571)	$527,382
Foreign currency exchange gain or loss, net	(44,175)	101,721	(49,640)	160,493

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Gain on disposal of investments accounted for using equity method, net	$—	$3,239	$—	$3,239
Gain on disposal of financial instruments, net	9	20	726	320
Others	3,348	2,594	25,824	(21,504)

	$(118,066)	$411,087	$(163,661)	$669,930

(Concluded)

d.	Interest expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Interest on bonds payable	$41,895	$35,636	$119,523	$95,999
Interest on lease liabilities	19,693	16,952	53,878	52,280
Interest paid to financial institutions	7,720	3,498	16,849	12,580
Others	4	3	14	972

	$69,312	$56,089	$190,264	$161,831

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Contract assets	$(442)	$(331)	$219	$(591)

Trade notes and accounts receivable	$19,172	$104,024	$90,906	$183,756

Other receivables	$2,787	$(2,987)	$3,977	$4,436

Inventories	$9,049	$50,017	$71,839	$82,500

f.	Depreciation and amortization expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Property, plant and equipment	$7,218,310	$6,978,310	$21,569,542	$20,728,294
Right-of-use assets	999,348	998,861	2,980,821	2,988,238
Investment properties	10,927	10,569	32,690	31,705

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Intangible assets	$1,687,252	$1,641,267	$4,961,978	$4,924,105
Incremental costs of obtaining contracts	210,224	206,618	628,476	602,028

Total depreciation and amortization expenses	$10,126,061	$9,835,625	$30,173,507	$29,274,370

Depreciation expenses summarized by functions
Operating costs	$7,716,971	$7,542,568	$23,060,543	$22,389,241
Operating expenses	511,614	445,172	1,522,510	1,358,996

	$8,228,585	$7,987,740	$24,583,053	$23,748,237

Amortization expenses summarized by functions
Operating costs	$1,846,825	$1,795,304	$5,442,361	$5,370,281
Marketing expenses	19,833	23,355	59,382	70,430
General and administrative expenses	18,214	18,179	51,709	53,370
Research and development expenses	12,604	11,047	37,002	32,052

	$1,897,476	$1,847,885	$5,590,454	$5,526,133

(Concluded)

g.	Employee benefit expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Post-employment benefit
Defined contribution plans	$217,106	$196,482	$634,279	$583,452
Defined benefit plans	261,791	304,225	785,973	912,455

	478,897	500,707	1,420,252	1,495,907

Share-based payment
Equity-settled share - based payment	4,337	5,086	12,356	14,329

Other employee benefit (Note)	10,730,056	10,355,791	32,670,916	31,616,975

Total employee benefit expenses	$11,213,290	$10,861,584	$34,103,524	$33,127,211

Summary by functions
Operating costs	$5,298,098	$5,470,128	$16,378,126	$16,975,075
Operating expenses	5,915,192	5,391,456	17,725,398	16,152,136

	$11,213,290	$10,861,584	$34,103,524	$33,127,211

Note:     Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2021 and 2020 approved by the Board of Directors on February 23, 2022 and 2021, respectively, were as follows:

	Cash
	2021	2020
Compensation distributed to the employees	$1,429,000	$1,202,448
Remuneration paid to the directors	38,552	35,803

There was no difference between the initial accrued amounts recognized in 2021 and 2020 and the amounts approved by the Board of Directors in 2022 and 2021 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Current tax
Current tax expenses recognized for the period	$2,434,206	$2,204,728	$7,034,949	$6,487,320
Income tax on unappropriated earnings	—	1,849	30,379	33,094
Income tax adjustments on prior years	(319)	(255)	(118,926)	(97,218)
Others	4,981	369	5,965	742

	2,438,868	2,206,691	6,952,367	6,423,938

Deferred tax
Deferred tax expenses recognized for the period	(9,015)	161,785	77,665	335,643

(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Income tax adjustments on prior years	$272	$265	$150,915	$3,359

	(8,743)	162,050	228,580	339,002

Income tax recognized in profit or loss	$2,430,125	$2,368,741	$7,180,947	$6,762,940

(Concluded)

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa, CHPT and HHI have been examined by the tax authorities through 2019. Income tax returns of SENAO, ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHYP, CHSI, CHI, CHIEF, Unigate, SFD, CLPT, CHTSC, LED, SHE, CHST, IISI and UTC has been examined by the tax authorities through 2020.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,359,249	$9,366,784	$28,075,670	$27,119,256
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(1,114)	(983)	(3,858)	(3,198)

Net income used to compute the diluted earnings per share	$9,358,135	$9,365,801	$28,071,812	$27,116,058

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,706	1,609	7,467	7,041

Weighted average number of common stocks used to compute the diluted earnings per share	7,759,153	7,759,056	7,764,914	7,764,488

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2020.09.16	2020.10.26	200.00	$193.50 (Original price $206.00)
2017.12.18	2018.10.31	50.00	$130.30 (Original price $147.00)
	2017.12.19	950.00	$124.70 (Original price $147.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date. Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the three months and nine months ended September 30, 2022 and 2021 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Granted on November 13, 2020	$2,433	$2,433	$7,296	$7,298
Granted on October 31, 2018	17	42	52	126
Granted on December 19, 2017	—	35	—	121

	$2,450	$2,510	$7,348	$7,545

CHIEF modified the plan terms of stock options granted on November 13, 2020 in September 2021 and July 2022; therefore, the exercise price changed from $206.00 to $199.70 and $193.50 per share, repectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in September 2021 and July 2022; therefore, the exercise price changed from $138.70 to $134.50 and $130.30 per share, respectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in September 2021 and July 2022; therefore, the exercise price changed from $132.70 to $128.70 and $124.70 per share, respectively. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the nine months ended September 30, 2022 and 2021 was as follows:

	Nine Months Ended September 30, 2022
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	194.00	$199.70	10.50	$134.50	213.25	$128.70
Options exercised	—	—	—	—	(212.25)	128.70

Options outstanding at end of the period	194.00	193.50	10.50	130.30	1.00	124.70

Options exercisable at end of the period	—	—	—	—	1.00	124.70

Weighted average remaining contractual life (years)	3.12		1.08		0.22

	Nine Months Ended September 30, 2021
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	200.00	$206.00	21.00	$138.70	427.50	$132.70
Options exercised	—	—	—	—	(213.75)	132.70
Options forfeited	(6.00)	—	—	—	(0.50)	—

Options outstanding at end of the period	194.00	199.70	21.00	134.50	213.25	128.70

Options exercisable at end of the period	—	—	—	—	—	—

Weighted average remaining contractual life (years)	4.12		2.08		1.22

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on November 13, 2020	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017
Grant-date share price (NT$)	$356.00	$166.00	$95.92
Exercise price (NT$)	$206.00	$147.00	$147.00
Dividend yield	—	—	—
Risk-free interest rate	0.18%	0.72%	0.62%
Expected life	5 years	5 years	5 years
Expected volatility	34.61%	16.60%	17.35%
Weighted average fair value of grants (NT$)	$173,893	$33,540	$2,318

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2017 and 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months and nine months ended September 30, 2022 and 2021 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Granted on February 20, 2021	$889	$1,609	$2,667	$3,902
Granted on December 20, 2019	394	730	1,183	2,192

	$1,283	$2,339	$3,850	$6,094

Information about CHTSC’s outstanding stock options for the nine months ended September 30, 2022 and 2021 were as follows:

	Nine Months Ended September 30, 2022
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	3,324	$19.085	3,174	$19.085
Options exercised	(797)	19.085	(1,058)	19.085
Options forfeited	(136)	—	(42)	—

Options outstanding at end of the period	2,391	19.085	2,074	19.085

Options exercisable at end of the period	20	19.085	—	—

Weighted average remaining contractual life (years)	3.39		2.22

	Nine Months Ended September 30, 2021
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	—	$—	4,328	$19.085
Options granted	3,500	19.085	—	—
Options exercised	—	—	(1,082)	19.085
Options forfeited	(176)	—	(72)	—

Options outstanding at end of the period	3,324	19.085	3,174	19.085

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	4.39		3.22

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,665 stock options in January 2014. Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees of IISI and its subsidiaries that meet the vesting conditions. The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest at certain percentages starting from two years after the grant date. The exercise price of the original options is $14 per share. After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescribed formula.

Information about IISI’s outstanding stock options for the nine months ended September 30, 2021 was as follows:

	Nine Months Ended September 30, 2021
	Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	530.00	$14.00
Options exercised	(261.00)	14.00
Options forfeited	(269.00)	—

Options outstanding at end of the period	—	—

Options exercisable at end of the period	—	—

Weighted average remaining contractual life (years)	—

No compensation cost of stock options granted was recognized for the nine months ended September 30, 2021.

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted in January 2014
Grant-date share price (NT$)	$14.51
Exercise price (NT$)	$14.00
Dividend yield	6%
Risk-free interest rate	1.16%~1.32%
Expected life	4.5~5.5 years
Expected volatility	35.28%~35.97%
Weighted average fair value of grants (NT$)	$2,345

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

d.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690 and 600 stock options on February 26, 2021 and May 31, 2022, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months and nine months ended September 30, 2022 and 2021 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Granted on May 31, 2022	$353	$—	$470	$—
Granted on February 26, 2021	251	237	688	690

	$604	$237	$1,158	$690

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2021; therefore, the exercise price changed from $16.87 to $15.90 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the nine months ended September 30, 2022 and 2021 was as follows:

	Nine Months Ended September 30, 2022
	Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	—	$—	550	$15.90
Options granted	600	16.87	—	—
Options forfeited	—	—	(40)	—

Options outstanding at end of the period	600	16.87	510	15.90

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	3.67		2.41

	Nine Months Ended September 30, 2021
	Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	—	$—
Options granted	690	16.87
Options forfeited	(90)	—

Options outstanding at end of the period	600	15.90

Options exercisable at end of the period	—	—

Weighted average remaining contractual life (years)	3.41

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87
Dividend yield	—	—
Risk-free interest rate	0.98%	0.31%
Expected life	4 years	4 years
Expected volatility	35.76%	35.22%
Weighted average fair value of grants (NT$)	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

34.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Nine Months Ended September 30
	2022	2021
Increase in property, plant and equipment	$18,692,919	$23,978,397
Changes in other payables	1,526,232	(947,000)

Acquisition of property, plant and equipment	$20,219,151	$23,031,397

(Continued)

	Nine Months Ended September 30
	2022	2021
Disposal of financial assets at fair value through other comprehensive income	$—	$2,710,921
Changes in other current monetary assets	—	270,321
Reclassified to investment accounted for using equity method	—	(75,353)

Proceeds from disposal of financial assets at fair value through other comprehensive income	$—	$2,905,889

(Concluded)

Financing Activities

	Balance on January 1, 2022	Cash Flows From Financing Activities	Changes in Non-Cash Transactions		Cash Flows From Operation Activities - Interest Paid	Balance on September 30, 2022
			New Leases	Others
Lease liabilities	$10,272,253	$(2,992,960)	$3,335,259	$1,702	$(53,878)	$10,562,376

	Balance on January 1, 2021	Cash Flows From Financing Activities	Changes in Non-Cash Transactions		Cash Flows From Operation Activities - Interest Paid	Balance on September 30, 2021
			New Leases	Others
Lease liabilities	$9,596,667	$(2,834,017)	$2,636,051	$(154,535)	$(52,280)	$9,191,886

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	September 30, 2022		December 31, 2021		September 30, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities

Financial liabilities measured at amortized cost
Bonds payable	$30,476,032	$30,448,420	$26,976,675	$27,082,090	$26,975,582	$27,086,638

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

September 30, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,771	$—	$3,771
Listed stocks	432	—	—	432
Non-listed stocks	—	—	920,695	920,695
Limited partnership	—	—	115,386	115,386
Film and drama investing agreement	—	—	14,633	14,633

	$432	$3,771	$1,050,714	$1,054,917

Hedging financial assets	$—	$12,752	$—	$12,752

Financial assets at FVOCI
Listed stocks	$261,138	$—	$—	$261,138
Non-listed stocks	—	—	3,222,880	3,222,880

	$261,138	$—	$3,222,880	$3,484,018

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$2,566	$—	$—	$2,566
Non-listed stocks	—	—	884,670	884,670
Limited partnership	—	—	24,105	24,105

	$2,566	$—	$908,775	$911,341

Financial assets at FVOCI
Listed stocks	$458,582	$—	$—	$458,582
Non-listed stocks	—	—	3,157,306	3,157,306

	$458,582	$—	$3,157,306	$3,615,888

Financial liabilities at FVTPL
Derivatives	$—	$6,180	$—	$6,180

Hedging financial liabilities	$—	$8,286	$—	$8,286

September 30, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$2,401	$—	$—	$2,401
Non-listed stocks	—	—	1,206,096	1,206,096
Limited partnership	—	—	25,000	25,000

	$2,401	$—	$1,231,096	$1,233,497

Financial assets at FVOCI
Listed stocks	$160,467	$—	$—	$160,467
Non-listed stocks	—	—	3,174,503	3,174,503

	$160,467	$—	$3,174,503	$3,334,970

Hedging financial liabilities	$—	$9,330	$—	$9,330

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2022 and 2021.

The reconciliations for financial assets measured at Level 3 were listed below:

Nine months ended September 30, 2022

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2022	$908,775	$3,157,306	$4,066,081
Acquisition	313,848	—	313,848
Recognized in profit or loss under “Other gains and losses”	(150,342)	—	(150,342)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	72,758	72,758
Proceeds from capital reduction of the investee	(21,567)	(7,184)	(28,751)

Balance on September 30, 2022	$1,050,714	$3,222,880	$4,273,594

Unrealized gain or loss for the nine months ended September 30, 2022	$(143,825)

Nine months ended September 30, 2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2021	$677,202	$4,438,999	$5,116,201
Acquisition	25,000	81,000	106,000
Reclassified to investments accounted for using equity method	—	(75,353)	(75,353)
Recognized in profit or loss under “Other gains and losses”	528,894	—	528,894
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(1,270,143)	(1,270,143)

Balance on September 30, 2021	$1,231,096	$3,174,503	$4,405,599

Unrealized gain or loss for the nine months ended September 30, 2021	$528,894

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and film and drama investing agreement were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The Company originally used the market approach to measure the fair value of its investment in Taipei Financial Center Corp.; however, as the stock market was impacted by COVID-19 pandemic, the multiples of the referenced companies were changed significantly. With continuing impact of COVID-19 pandemic, the Company evaluated that the income approach, instead of the former market approach, would better reflect the future cash flows of Taipei Financial Center Corp. Therefore, the Company changed its valuation technique to the income approach starting from the second quarter of 2021. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	September 30, 2022	December 31, 2021	September 30, 2021
Discount for lack of marketability	16.05%~20.00%	16.05%~20.00%	14.73%~20.00%
Noncontrolling interests discount	17.29%~25.00%	17.29%~25.00%	17.29%~25.00%
Growth rate of long-term revenue	0.19%	0.19%	0.19%
Discount rate	7.24%	8.50%	8.30%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	September 30, 2022	September 30, 2021
Discount for lack of marketability
5% increase	$(33,521)	$(45,292)

5% decrease	$33,521	$45,292

Noncontrolling interests discount
5% increase	$(21,731)	$(33,404)

5% decrease	$21,731	$33,404

Long-term revenue growth rates
0.1% increase	$28,872	$25,772

0.1% decrease	$(28,319)	$(25,298)

Discount rate
1% increase	$(328,770)	$(299,223)

1% decrease	$405,971	$365,351

Categories of Financial Instruments

	September 30, 2022	December 31, 2021	September 30, 2021
Financial assets

Measured at FVTPL
Mandatorily measured at FVTPL	$1,054,917	$911,341	$1,233,497
Hedging financial assets	12,752	—	—
Financial assets at amortized cost (Note a)	62,515,229	71,799,195	53,157,829
Financial assets at FVOCI	3,484,018	3,615,888	3,334,970

Financial liabilities

Measured at FVTPL
Held for trading	—	6,180	—
Hedging financial liabilities	—	8,286	9,330
Measured at amortized cost (Note b)	62,363,439	64,746,363	62,042,583

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans, short-term bills payable and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Assets
USD	$2,020,473	$2,009,607	$1,826,622
EUR	83,311	48,962	33,120
SGD	492,790	259,571	157,830
JPY	16,093	37,123	18,240
RMB	26,946	88,654	49,936
HKD	7,732	69,776	68,406
Liabilities
USD	921,450	889,578	846,514
EUR	608,312	861,481	741,079
SGD	1,995,352	1,964,490	874,816
JPY	10,698	12,662	6,838
RMB	44,031	38,521	53,837
HKD	17,600	15,792	16,080

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Assets
EUR	$16,523	$—	$—

Liabilities
EUR	—	14,466	9,330

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY, RMB and HKD as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Nine Months Ended September 30
	2022	2021
Profit or loss
Monetary assets and liabilities (a)
USD	$54,951	$49,005
EUR	(26,250)	(35,398)
SGD	(75,128)	(35,849)
JPY	270	570
RMB	(854)	(195)
HKD	(493)	2,616
Derivatives (b)
EUR	6,252	—
Equity
Derivatives (c)
EUR	21,882	25,694

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Fair value interest rate risk
Financial assets	$26,407,199	$27,670,982	$12,842,693
Financial liabilities	41,038,408	37,248,928	36,167,468
Cash flow interest rate risk
Financial assets	8,033,546	14,171,472	13,615,718
Financial liabilities	2,192,000	1,665,000	1,666,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $14,604 thousand and $29,874 thousand for the nine months ended September 30, 2022 and 2021, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $51,826 thousand and $174,201 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2022. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $61,675 thousand and $166,749 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2021.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

September 30, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,731,918	$—	$1,800,357	$5,075,856	$—	$39,608,131
Floating interest rate instruments	1.42	—	202,000	390,000	1,600,000	—	2,192,000
Fixed interest rate instruments	0.53	—	—	—	21,700,000	8,800,000	30,500,000

		$32,731,918	$202,000	$2,190,357	$28,375,856	$8,800,000	$72,300,131

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,268,826	$4,384,107	$2,082,345	$997,937	$10,733,215

December 31, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$40,894,077	$—	$1,997,277	$5,336,343	$—	$48,227,697
Floating interest rate instruments	0.95	—	15,000	50,000	1,600,000	—	1,665,000
Fixed interest rate instruments	0.51	—	—	—	10,700,000	16,300,000	27,000,000

		$40,894,077	$15,000	$2,047,277	$17,636,343	$16,300,000	$76,892,697

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,227,909	$4,125,893	$1,808,056	$1,243,987	$10,405,845

September 30, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$36,214,432	$—	$1,636,867	$4,826,659	$—	$42,677,958
Floating interest rate instruments	0.94	—	60,000	6,000	1,600,000	—	1,666,000
Fixed interest rate instruments	0.51	—	—	—	10,700,000	16,300,000	27,000,000

		$36,214,432	$60,000	$1,642,867	$17,126,659	$16,300,000	$71,343,958

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,253,105	$4,127,277	$1,670,259	$269,652	$9,320,293

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2022

Gross settled

Forward exchange contracts
Inflow	$—	$562,839	$—	$—	$562,839
Outflow	—	546,316	—	—	546,316

	$—	$16,523	$—	$—	$16,523

December 31, 2021

Gross settled

Forward exchange contracts

Inflow	$—	$470,395	$—	$—	$470,395
Outflow	—	484,861	—	—	484,861

	$—	$(14,466)	$—	$—	$(14,466)

September 30, 2021

Gross settled

Forward exchange contracts
Inflow	$—	$515,129	$—	$—	$515,129
Outflow	—	524,459	—	—	524,459

	$—	$(9,330)	$—	$—	$(9,330)

2)	Financing facilities

	September 30, 2022	December 31, 2021	September 30, 2021
Facilities of unsecured bank loan
Amount used	$592,000	$65,000	$66,800
Amount unused	59,123,016	61,620,489	57,176,845

	$59,715,016	$61,685,489	$57,243,645

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	—	—	—

	$1,600,000	$1,600,000	$1,600,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate (Note 1)
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate (Note 2)
Imedtac Co., Ltd.	Associate (Note 2)
Baohwa Trust Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family

(Continued)

Company	Relationship
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Divine Fine Foods & Wine Inc.	Chairman of Divine Fine Foods & Wine Inc. and SENAO’s chief executive officer are members of an immediate family (Note 3)
Kangsin Co., Ltd.	Chairman of Kangsin Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI

(Concluded)

Note 1:	ADT completed its liquidation in August 2021. Please refer to Note 14.

Note 2:

ATT and IME were previously treated as financial assets at FVOCI. As the Company acquired seats in the Board of Directors of each company and has significant influence over ATT and IME in July and August 2021, respectively, these investments are reclassified as associates. Please refer to Note 14.

Note 3:	Divine Fine Foods & Wine Inc. replaced its responsible persons in October 2021. Since then, Divine Fine Foods & Wine Inc. is no longer a related party of the Company.

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Associates	$135,613	$284,584	$286,029	$425,942
Others	19,991	12,859	45,244	38,425

	$155,604	$297,443	$331,273	$464,367

	Operating Costs and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Associates	$450,864	$204,133	$829,737	$451,646
Others	4,338	5,137	73,803	64,941

	$455,202	$209,270	$903,540	$516,587

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Associates	$9,367	$9,641	$27,683	$28,582
Others	189	454	668	1,006

	$9,556	$10,095	$28,351	$29,588

3)	Receivables

	September 30, 2022	December 31, 2021	September 30, 2021
Associates	$101,251	$34,864	$61,608
Others	5,865	6,664	4,753

	$107,116	$41,528	$66,361

4)	Payables

	September 30, 2022	December 31, 2021	September 30, 2021
Associates	$472,689	$385,327	$481,865
Others	3,597	6,031	3,467

	$476,286	$391,358	$485,332

5)	Customers’ deposits

	September 30, 2022	December 31, 2021	September 30, 2021
Associates	$34,167	$16,120	$13,823
Others	284	—	—

	$34,451	$16,120	$13,823

6)	Acquisition of property, plant and equipment

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Associates	$4,838	$84,732	$4,838	$186,577

7)	Acquisition of intangible assets

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Associates	$—	$—	$677	$—

8)	Disposal of property, plant and equipment

	Proceeds		Gain on Disposal
	Three Months Ended September 30		Three Months Ended September 30
	2022	2021	2022	2021
Associates	$—	$—	$—	$—

	Proceeds		Gain on Disposal
	Nine Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Associates	$—	$9,800	$—	$1,628

9)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	September 30, 2022	December 31, 2021	September 30, 2021
Lease liabilities - current	$188,130	$173,306	$172,976
Lease liabilities - noncurrent	1,754,368	1,740,557	650,411

	$1,942,498	$1,913,863	$823,387

The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2022 were $2,033 thousand and $6,096 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2021 were $1,759 thousand and $5,630 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Short-term employee benefits	$38,484	$73,418	$251,797	$237,505
Post-employment benefits	1,764	1,961	5,340	5,766
Share-based payment	402	411	1,204	1,238

	$40,650	$75,790	$258,341	$244,509

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, custom duties of the imported materials and warranties of contract performance as well as the bank deposits for the restricted purpose in accordance with The Management, Utilization, and Taxation of Repatriated Offshore Funds Act.

	September 30, 2022	December 31, 2021	September 30, 2021
Property, plant and equipment	$2,410,160	$2,432,296	$2,439,674
Restricted assets (included in other assets - others)	127,892	163,012	200,357

	$2,538,052	$2,595,308	$2,640,031

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of September 30, 2022 were as follows:

a.	Acquisitions of land and buildings of $59,484 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $26,407,340 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

40.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 pandemic and determined that there were no significant impacts on the Company’s consolidated financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

41.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	September 30, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
USD	$63,637	31.75	$2,020,473
EUR	2,665	31.26	83,311
SGD	22,188	22.21	492,790
JPY	73,116	0.220	16,093
RMB	6,024	4.473	26,946
HKD	1,912	4.044	7,732
Non-monetary items
Investments accounted for using equity method
SGD	15,174	22.21	337,008
VND	388,121,058	0.0013	510,379
Liabilities denominated in foreign currencies

Monetary items
USD	29,022	31.75	921,450
EUR	19,460	31.26	608,312
SGD	89,840	22.21	1,995,352
JPY	48,605	0.220	10,698
RMB	9,844	4.473	44,031
HKD	4,352	4.044	17,600

	December 31, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
USD	$72,601	27.68	$2,009,607
EUR	1,563	31.32	48,962
SGD	12,687	20.46	259,571
JPY	154,358	0.241	37,123
RMB	20,408	4.344	88,654
HKD	19,661	3.549	69,776
Non-monetary items
Investments accounted for using equity method
SGD	25,326	20.46	518,165
VND	374,139,749	0.0012	447,097

Liabilities denominated in foreign currencies

Monetary items
USD	32,138	27.68	889,578
EUR	27,506	31.32	861,481
SGD	96,016	20.46	1,964,490
JPY	52,648	0.241	12,662
RMB	8,868	4.344	38,521
HKD	4,450	3.549	15,792

	September 30, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
USD	$65,588	27.85	$1,826,622
EUR	1,025	32.32	33,120
SGD	7,710	20.47	157,830
JPY	73,253	0.249	18,240
RMB	11,599	4.305	49,936
HKD	19,129	3.576	68,406
Non-monetary items
Investments accounted for using equity method
SGD	28,956	20.47	592,728
VND	349,703,734	0.0012	421,393

(Continued)

	September 30, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies

Monetary items
USD	$30,395	27.85	$846,514
EUR	22,929	32.32	741,079
SGD	42,736	20.47	874,816
JPY	27,463	0.249	6,838
RMB	12,506	4.305	53,837
HKD	4,497	3.576	16,080

(Concluded)

The unrealized foreign currency exchange gains were $25,269 thousand and $29,953 thousand for the three months ended September 30, 2022 and 2021, respectively. The unrealized foreign currency exchange gains were $66,012 thousand and $109,221 thousand for the nine months ended September 30, 2022 and 2021, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

42.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investments in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 9.

m.	Information of main stakeholders: Please see Table 10.

43.	SEGMENT INFORMATION

In response to changes in the operating environment and new business challenges, the Company launched its organizational transformation and redesigned the operational decision-making processes and the performance assessment under the new structure. The aforementioned organizational transformation was effective from January 1, 2022. The Company redefined the reportable segments as “Consumer Business”, “Enterprise Business”, “International Business” and “Others” and restated the corresponding items of segment information for the comparative period. The reportable segments are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
For the three months ended September 30, 2022

Revenues
From external customers	$32,834,085	$17,385,725	$1,801,094	$1,486,907	$53,507,811
Intersegment revenues	544,663	181,493	240,377	87,792	1,054,325

Segment revenues	$33,378,748	$17,567,218	$2,041,471	$1,574,699	54,562,136

Intersegment elimination					(1,054,325)

Consolidated revenues					$53,507,811

Segment operating costs and expenses	$25,749,031	$12,867,189	$1,497,480	$1,210,703	$41,324,403

Segment income before income tax	$7,385,590	$3,889,978	$564,560	$366,127	$12,206,255

For the nine months ended September 30, 2022

Revenues
From external customers	$97,074,198	$50,949,153	$5,273,664	$3,941,245	$157,238,260
Intersegment revenues	1,469,839	618,077	615,351	254,847	2,958,114

Segment revenues	$98,544,037	$51,567,230	$5,889,015	$4,196,092	160,196,374

Intersegment elimination					(2,958,114)

Consolidated revenues					$157,238,260

Segment operating costs and expenses	$76,056,499	$37,778,019	$4,334,090	$3,195,909	$121,364,517

Segment income before income tax	$21,722,915	$11,645,050	$1,627,634	$1,387,947	$36,383,546

(Continued)

	Consumer Business	Enterprise Business	International Business	Others	Total
For the three months ended September 30, 2021

Revenues
From external customers	$31,618,085	$16,548,228	$1,469,236	$1,249,953	$50,885,502
Intersegment revenues	664,074	275,125	238,720	122,715	1,300,634

Segment revenues	$32,282,159	$16,823,353	$1,707,956	$1,372,668	52,186,136

Intersegment elimination					(1,300,634)

Consolidated revenues					$50,885,502

Segment operating costs and expenses	$25,218,461	$11,644,558	$1,503,629	$1,072,089	$39,438,737

Segment income before income tax	$6,727,300	$4,401,243	$212,018	$760,957	$12,101,518

For the nine months ended September 30, 2021

Revenues
From external customers	$94,141,603	$48,261,212	$4,467,923	$3,716,894	$150,587,632
Intersegment revenues	2,106,716	1,022,958	718,880	256,041	4,104,595

Segment revenues	$96,248,319	$49,284,170	$5,186,803	$3,972,935	154,692,227

Intersegment elimination					(4,104,595)

Consolidated revenues					$150,587,632

Segment operating costs and expenses	$74,572,404	$34,663,129	$4,536,758	$2,984,698	$116,756,989

Segment income before income tax	$20,467,568	$12,021,629	$568,466	$1,829,145	$34,886,808

(Concluded)

Main Products and Service Revenues

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Consumer Business
Mobile services	$13,048,474	$12,384,115	$38,511,014	$36,612,768
Fixed-line services	10,730,125	10,726,077	32,056,360	31,652,448
Sales	8,316,824	7,890,805	24,785,402	24,343,395
Others	738,662	617,089	1,721,422	1,532,992

	32,834,085	31,618,086	97,074,198	94,141,603

Enterprise Business
Fixed-line services	8,705,661	8,884,540	25,866,237	26,053,802
Project business	5,254,336	4,759,628	15,322,689	13,462,484
Mobile services	2,223,347	2,206,262	6,675,099	6,251,704
Others	1,202,381	697,799	3,085,128	2,493,222

	17,385,725	16,548,229	50,949,153	48,261,212

International Business
Fixed-line services	1,224,153	1,219,785	3,709,200	3,702,161
Project business	363,894	146,787	1,111,653	522,915
Others	213,047	102,664	452,811	242,847

	1,801,094	1,469,236	5,273,664	4,467,923

Others
Sales	1,278,138	1,129,717	3,364,893	3,026,512
Others	208,769	120,234	576,352	690,382

	1,486,907	1,249,951	3,941,245	3,716,894

	$53,507,811	$50,885,502	$157,238,260	$150,587,632

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$611,974	$300,000	$300,000	$300,000	$—	4.90	$3,059,872	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	611,974	200,000	200,000	200,000	—	3.27	3,059,872	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2022				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$2,991,720	12	$2,991,720	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL -noncurrent	—	100,758	4	100,758	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	13,412	17	13,412	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	2,610	2	2,610	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,230	2	4,230	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL -noncurrent	555,600	633,470	13	633,470	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	135,700	19.9	135,700	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL -noncurrent	20,000	186,467	10	186,467	—

	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL -noncurrent	—	97,418	11	97,418	—

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,497	9	9,497	—
	UUPON Inc.	—	Financial assets at FVOCI	109	258	2	258	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	284	10	284	—
	WPG Holdings Limited	—	Financial assets at FVTPL -current	9	432	—	432	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	101,317	—	101,317	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	17,364	—	17,364	Note 2

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	65,169	11	65,169	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	51,600	7	51,600	Note 2
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	90,857	1	90,857	Note 2

	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	17,968	3	17,968	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on September 30, 2022.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Stocks TestPro Investment Co., Ltd.	Investments accounted for using equity method	Invested and established	Subsidiary	—	$—	13,500	$135,000	—	$—	$—	$—	13,500	$135,000 (Note	)

TestPro Investment Co., Ltd.	Stocks NavCore Tech. Co., Ltd	Investments accounted for using equity method	Invested and established	Subsidiary	—	—	10,850	108,500	—	—	—	—	10,850	108,500 (Note	)

Note:     Showing at their original investment amounts. The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Land	2021.01~2022.05	$534,030	Fully paid	Taiwan Powder Technologies Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Space requirements for future business expansion and operational considerations	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,250,032	2	30 days	$—	—	$543,101	3
			Purchase	672,665	1	30~90 days	—	—	(1,043,944)	(8)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	254,473	—	30 days	—	—	(120)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	360,339	—	30 days	—	—	86,165	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	994,023	1	30 days	—	—	(399,887)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	4,737,478	6	30~60 days	—	—	(874,521)	(6)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	135,029	—	30 days	—	—	47,619	—
			Purchase	405,356	1	90 days	—	—	(185,361)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Sales	102,678	—	90 days	—	—	24,031	—
			Purchase	239,210	—	90 days	—	—	(38,654)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	251,764	—	30 days	—	—	(46,269)	—
	International Integrated Systems, Inc.	Subsidiary	Purchase	530,754	1	30 days	—	—	(165,452)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	101,396	—	90 days	—	—	42,405	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	475,621	1	30~90 days	—	—	(202,047)	(2)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,438,390	24	30~90 days	—	—	1,043,655	51
			Purchase	2,119,366	11	30 days	—	—	(518,103)	(23)
	Aval Technologies Co., Ltd.	Subsidiary	Sales	288,232	1	60 days	—	—	81,375	4
			Purchase	161,421	1	30 days	—	—	(8,675)	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	173,245	8	60 days	—	—	8,043	3
			Purchase	360,909	31	30 days	—	—	(86,165)	(63)
	So-net Entertainment Taiwan Limited	Associate	Sales	105,541	5	30 days	—	—	24,824	10
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,123,977	82	30 days	—	—	397,183	76
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,808,281	97	30~60 days	—	—	874,025	98
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	405,356	46	90 days	—	—	185,361	37
			Purchase	135,029	17	30 days	—	—	(47,619)	(37)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	239,210	52	90 days	—	—	38,654	44
			Purchase	102,603	33	90 days	—	—	(24,031)	(15)
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	266,201	30	30 days	—	—	46,265	25
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	198,198	31	60 days	—	—	76,997	35
Aval Technologies Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	254,473	1	30 days	—	—	120	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	146,156	5	90 days	—	—	71,472	8

Note 1:	Purchases include costs to acquire services.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$697,212 (Note 2)	11.14	$—	—	$57,673	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,336,621 (Note 2)	7.73	—	—	10,904	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	397,183 (Note 2)	3.74	—	—	120,239	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	874,025 (Note 2)	7.22	—	—	264,888	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	185,361 (Note 2)	2.85	—	—	134,597	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	71,472 (Note 2)	2.72	—	—	—	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2022			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				September 30, 2022	December 31, 2021	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,676,000	$492,074	$132,434	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,833,150	15,352	6,730	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	737,330	35,328	35,328	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,219,777	195,109	195,155	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	721,992	15,748	30,890	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,841,672	604,304	347,583	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,141,925	185,260	164,980	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	168,235	9,991	9,991	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	717,890	432,420	416,562	Subsidiary (Note 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	197,188	15,345	15,845	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	104,503	(2,095)	(2,095)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	593,014	56,293	56,584	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	73	383,270	155,018	112,058	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	109,140	8,089	8,089	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	153,816	37,346	20,929	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	144,825	30,595	22,946	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	78,381	14,424	9,006	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	111,148	21,546	21,546	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(8,173)	(5,808)	(3,265)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	590,272	95,780	61,733	Subsidiary (Note 5)

	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	510,379	269,252	80,791	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2022			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				September 30, 2022	December 31, 2021	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	$164,000	$164,000	1,760	40	$271,400	$117,043	$59,300	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	170,055	27,253	8,176	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	231,136	45,207	13,562	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	9,557	23	267,235	61,696	14,321	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	92,303	83,171	22,182	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	296,821	171,699	85,850	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	6,569	(40)	(20)	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,308,099	(666,385)	(274,580)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,805	(250)	(128)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	20	237,984	(51,260)	(15,153)	Associate

Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,287,069	739,902	250,033	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,046,143	2,046,143	31,875	100	37,795	1	1	Subsidiary (Note 5)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	189,481	(616)	(6,945)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	11,660	100	125,622	6,009	6,008	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	91,734	24,361	24,367	Subsidiary (Note 5)

CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,195	116	116	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	102,579	5,976	5,976	Subsidiary (Note 5)

Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	409,061	943	38	337,008	421,832	160,846	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	62,678	(815)	(326)	Associate

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,641,101	592,632	202,972	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	90,266	604,304	17,783	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,464	492,074	1,907	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	33,000	33,000	1,650	17	16,824	(8,247)	(813)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	48,000	48,000	960	7	39,302	(48,787)	(4,788)	Associate

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	74,192	74,192	2,600	100	98,971	1,122	1,122	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2022			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				September 30, 2022	December 31, 2021	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	$2,008	$2,008	1	100	$2,123	$54	$54	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	170,465	10,504	11,042	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	—	13,500	100	105,507	(9,411)	(27,344)	Subsidiary (Note 5)

TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	—	10,850	54	97,069	(17,109)	(9,282)	Subsidiary (Note 5)

Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	168,235	9,991	9,991	Subsidiary (Note 5)

Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,060,467	2,060,467	80,440	100	35,360	—	—	Subsidiary (Note 5)

Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	13,018	1,259	1,115	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	16,701	(862)	(923)	Subsidiary (Note 5)

Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	3,845	100	43,263	3,823	3,823	Subsidiary (Note 5)

Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	22,176	(1,313)	(1,313)	Subsidiary (Note 5)

CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,401	49	40,147	13,286	6,295	Associate

International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	29,837	(76)	(76)	Subsidiary (Note 5)
	IISI Investment Co., Ltd.	Mauritius	Investment	—	81,302	—	—	—	(100)	(100)	Subsidiary (Notes 5 and 6)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	79,558	6,316	6,313	Subsidiary (Note 5)

Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	24,336	24,336	780	100	29,830	(76)	(76)	Subsidiary (Note 5)

IISI Investment Co., Ltd.	Leading Tech Co., Ltd.	Mauritius	Investment	—	65,374	—	—	—	6	6	Subsidiary (Notes 5 and 6)

Leading Tech Co., Ltd.	Leading Systems Co., Ltd.	Mauritius	Investment	—	100,693	—	—	—	6	6	Subsidiary (Notes 5 and 6)

CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	—	2,000	40	15,362	(11,596)	(4,638)	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 8.

Note 5:	The amount was eliminated upon consolidation.

Note 6:	IICL , LTCL and LSCL completed the cancellation of registration in September 2022.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

		Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2022			Accumulated Outflow of Investment from Taiwan as of September 30, 2022	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2022	Accumulated Inward Remittance of Earnings as of September 30, 2022

Investee	Main Businesses and Products				Investment Flows								Note
					Outflow	Inflow
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	$955,838	2	$955,838	$—	$—	$955,838	$—	100	$—	$—	$—	Notes 8 and 12

Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(4,731)	100	(4,731)	25,403	—	Notes 10 and 12

Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 9 and 12

Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(325)	100	(325)	8,857	—	Note 12

Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	10,836	100	10,836	165,070	—	Note 12

Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	714	49	350	14,594	—	Note 12

International Integrated Systems Inc. (Shanghai)	Development and maintenance of information system	48,753	2	39,923	—	—	39,923	—	100	—	—	—	Notes 11 and 12

(Continued)

Investee	Accumulated Investment in Mainland China as of September 30, 2022	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$955,838	$2,047,858	$3,679,064
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	230,444,284
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	230,444,284
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	170,432	216,185	4,675,863
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,851,271
IISI and its subsidiaries (Note 7)	39,923	39,923	656,066

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	IISI and its subsidiaries were calculated based on the consolidated net assets value of IISI.

Note 8:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 10:	Chunghwa Telecom (China) Co., Ltd. was approved to end and dissolve its business in August 2020. The liquidation of Chunghwa Telecom (China) Co., Ltd. is still in process.

Note 11:	International Integrated Systems Inc. (Shanghai) completed its liquidation in August 2021.

Note 12:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2022	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$543,101	—	—
					Accrued custodial receipts	154,111	—	—
					Accounts payable	1,043,944	—	—
					Amounts collected for others	292,515	—	—
					Revenues	2,250,032	—	1
					Operating costs and expenses	616,840	—	—
					Inventories	55,825	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	86,165	—	—
					Revenues	360,339	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	399,887	—	—
					Operating costs and expenses	992,266	—	1
					Inventories	1,757	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	24,031	—	—
					Accounts payable	38,654	—	—
					Revenues	102,678	—	—
					Operating costs and expenses	239,210	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	47,619	—	—
					Accounts payable	185,361	—	—
					Revenues	135,029	—	—
					Operating costs and expenses	405,356	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	874,521	—	—
					Operating costs and expenses	4,651,229	—	3
					Inventories	86,249	—	—
			CHT Security Co., Ltd.	a	Accounts payable	46,269	—	—
					Operating costs and expenses	208,343	—	—
					Inventories	43,421	—	—
			International Integrated Systems, Inc.	a	Accounts payable	165,452	—	—
					Operating costs and expenses	517,630	—	—
					Inventories	13,124	—	—
			Aval Technologies Co., Ltd.	a	Accounts payable	120	—	—
					Operating costs and expenses	254,473	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Accounts receivable	42,405	—	—
					Revenues	101,396	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2022, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the nine months ended September 30, 2022.

Note 5:	The amount was eliminated upon consolidation.

TABLE 10

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

SEPTEMBER 30, 2022

	Shares

Name of Major Stockholders	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd.	402,138,184	5.18

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.